UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation               CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                               24 UNDER THE PUBLIC UTILITY
                                                  HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period April 1, 2003 through June 30, 2003. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 61,550 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 190,976 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan, and 303,744 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4. SCANA guarantees issued during the quarter:

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy trading activities of SCANA and its subsidiaries.

         SCANA issued a guarantee to Apache Corporation for SCANA Energy Marketing, Inc. (SEMI) in the amount of $15.0 million.

         SCANA issued a guarantee to BG LNG Services, LLC for SEMI in the amount of $25.0 million.

         SCANA issued a guarantee to Chevron Texaco Natural Gas for SEMI in the amount of $5.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to Superior Natural Gas Corporation for SEMI from $5.0 million to $7.0 million.

         SCANA issued a guarantee to Progress Ventures, Inc. for SEMI in the amount of $0.5 million.

         SCANA issued a guarantee to BG LNG Service, LLC for South Carolina Pipeline Corporation (SCPC) in the amount of $10.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Holding Company Act Release 35-27649 (February 12, 2003).

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              SCE&G's existing 364-Day Revolving Credit Agreement which was to expire on June 17, 2003 was replaced by a new 364-Day Revolving Credit Agreement that will expire on June 15, 2004. The principal amount of the credit agreement is $150 million in Promissory Notes with the following persons:
              Bank of America, N.A.- $35 million Wachovia Bank, N. A. - $35 million The Bank of New York - $30 million SunTrust Bank - $20 million Credit Suisse First Boston - $20 million KBC Bank - $10.0 million

              The applicable interest rates ranging from .375% to 1.500% will be based upon the Debt Rating of SCE&G.

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $7.8 million to $46.5 million, at interest rates ranging from 1.18% to 1.30%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $176.8 million.

              Public Service Company of North Carolina, Incorporated:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.2 million to $5.5 million, at interest rates ranging from 1.30% to 1.32%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $10.7 million.

              South Carolina Generating Company, Inc.:

              Borrowings through the Utility Money Pool.
              See Exhibit Index.

B. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

         C. SCANA debt issuances:

              No long-term debt was issued during the period. No short-term debt was issued during the period.

         D. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         None

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         On May 8, 2003 SCE&G entered into a $300 million, 4.721% Treasury Rate Lock Agreement with Credit Suisse First Boston Management, LLC in anticipation of SCE&G's issuance of $300 million First Mortgage Bonds on May 14, 2003.

         On May 14, 2003 the Treasury Rate Lock entered into on May 8, was unwound at a rate of 4.491% and $12.0 million was paid by SCE&G to Credit Suisse First Boston Management, LLC.

9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed May 29, 2003
         South Carolina Electric & Gas Company Form U-6B-2 filed June 2, 2003 South Carolina Electric & Gas Company Form U-6B-2 filed June 6, 2003

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

         South Carolina Generating Company, Inc. Balance Sheet (Exhibit A-4).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Exhibit Index

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries:

         None

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                SCANA Corporation
                                   Registrant





                      by:     s/James E. Swan, IV
                              -------------------------------------
                                James E. Swan, IV
                              ------------------------------------
                                            (Name)

                                   Controller
                                     (Title)


Dated:  August 26, 2003

                                    EXHIBITS


A-1     Balance Sheet for SCANA Corporation as of June 30, 2003 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of June 30, 2003 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of June 30, 2003 (Filed herewith)

A-4 Balance Sheet for South Carolina Generating Company, Incorporated as of June 30, 2003 (Filed herewith)

B       Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)

C Schedule I and II of SCANA Corporation Form U-6B-2 filed August 26, 2003, incorporated by reference herein

                                                                     Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


--------------------------------------------------------------------------------
                                                        June 30,   December 31,
Millions of dollars                                      2003         2002
--------------------------------------------------------------------------------
Assets

Utility Plant:
    Electric                                             $5,361       $5,228
    Gas                                                   1,631        1,593
    Other                                                   197          184
--------------------------------------------------------------------------------
        Total                                             7,189        7,005
    Accumulated depreciation and amortization            (2,577)      (2,476)
--------------------------------------------------------------------------------
        Total                                             4,612       4,529
    Construction work in progress                           914          677
    Nuclear fuel, net of accumulated amortization            28           38
    Acquisition adjustments, net of accumulated
      amortization                                          230          230
--------------------------------------------------------------------------------
        Utility Plant, Net                                5,784        5,474
--------------------------------------------------------------------------------

Nonutility Property, Net of Accumulated Depreciation         93           95
Investments                                                 220         231
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       Nonutility Property and Investments, Net             313         326
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                          220          374
    Receivables, net of allowance for uncollectible
        accounts of $21 and $17                              377         478
    Receivables - affiliated companies                       15            8
    Inventories (at average cost):
        Fuel                                                147          166
        Materials and supplies                               58           61
        Emission allowances                                   9          10
    Prepayments                                              44           40
    Deferred income taxes, net                                8           -
--------------------------------------------------------------------------------
        Total Current Assets                                878        1,137
--------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                            21           27
    Nuclear plant decommissioning                             -           87
    Assets held in trust, net-nuclear decommissioning        36             -
    Pension asset, net                                      266           265
    Other regulatory assets                                 331           292
    Other                                                   167           146
--------------------------------------------------------------------------------
        Total Deferred Debits                               821           817
--------------------------------------------------------------------------------
            Total                                        $7,796        $7,754
================================================================================

--------------------------------------------------------------------------------
                                                        June 30,    December 31,
Millions of dollars                                       2003         2002
--------------------------------------------------------------------------------
Capitalization and Liabilities

Stockholders' Investment:
    Common equity                                        $2,258       $2,177
    Preferred stock (Not subject to purchase
     or sinking funds)                                      106          106
--------------------------------------------------------------------------------
        Total Stockholders' Investment                   2,364         2,283
Preferred Stock, net (Subject to purchase
      or sinking funds)                                      9             9
SCE&G-Obligated Mandatorily Redeemable Preferred Securities of SCE&G's
    Subsidiary Trust, SCE&G Trust I, holding solely $50 million principal amount of 7.55% Junior Subordinated
    Debentures of SCE&G                                      -           50
Long-Term Debt, net                                      2,930         2,834
--------------------------------------------------------------------------------
        Total Capitalization                             5,303         5,176
--------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                   212           209
    Current portion of long-term debt                       403           413
    Accounts payable                                          222           354
    Accounts payable - affiliated companies                  13              8
    Customer deposits                                        39            39
    Taxes accrued                                            88             78
    Interest accrued                                         55             52
    Dividends declared                                       41             39
    Deferred income taxes, net                                 -             4
    Other                                                    52            77
--------------------------------------------------------------------------------
       Total Current Liabilities                         1,125         1,273
--------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                              754           747
    Deferred investment tax credits                         115           118
    Reserve for nuclear plant decommissioning                  -           87
    Asset retirement obligation - nuclear plant            114               -
    Postretirement benefits                                 136           131
    Regulatory liabilities                                  137          114
    Other                                                   112           108
--------------------------------------------------------------------------------
        Total Deferred Credits                           1,368         1,305
--------------------------------------------------------------------------------
           Total                                           $7,796     $7,754
================================================================================

                                                                     Exhibit A-2

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

--------------------------------------------------------------------------------
                                                        June 30,    December 31,
Millions of dollars                                       2003        2002
--------------------------------------------------------------------------------
Assets

Utility Plant:
    Electric                                              $5,066      $4,934
    Gas                                                      445         439
    Other                                                    197         184
--------------------------------------------------------------------------------
        Total                                              5,708       5,557
    Accumulated depreciation and amortization             (1,991)     (1,912)
--------------------------------------------------------------------------------
        Total                                              3,717       3,645
    Construction work in progress                            795         604
    Nuclear fuel, net of accumulated amortization             28          38
--------------------------------------------------------------------------------
        Utility Plant, Net                                 4,540       4,287
-------------------------------------------------------- -----------------------

Nonutility Property and Investments, Net                      26          25
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                            81           56
    Receivables, net                                         226          237
    Receivables - affiliated companies                        64           46
    Inventories (at average cost):
        Fuel                                                  32           48
        Materials and supplies                                50           53
        Emission allowances                                    9           10
    Prepayments                                               27           24
--------------------------------------------------------------------------------
        Total Current Assets                                 489          474
--------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                             12           18
    Nuclear plant decommissioning                              -           87
    Assets held in trust, net - nuclear decommissioning       36            -
    Pension asset, net                                       266          265
    Due from affiliates - pension and postretirement
      benefits                                                19           18
    Other regulatory assets                                  295          267
    Other                                                    124          111
--------------------------------------------------------------------------------
        Total Deferred Debits                                752          766
--------------------------------------------------------------------------------
            Total                                         $5,807       $5,552
================================================================================

--------------------------------------------------------------------------------
                                                     June 30,    December 31,
Millions of dollars                                    2003         2002
--------------------------------------------------------------------------------
Capitalization and Liabilities

Stockholders' Investment:
    Common equity                                     $1,977        $1,966
    Preferred stock (Not subject to purchase
      or sinking funds)                                  106           106
--------------------------------------------------------------------------------
        Total Stockholders' Investment                 2,083         2,072
Preferred Stock, net (Subject to purchase
      or sinking funds)                                    9             9
Company-Obligated Mandatorily Redeemable Preferred Securities of the Company's
    Subsidiary Trust, SCE&G Trust I, holding solely $50 million principal amount of 7.55% Junior Subordinated Debentures
    of SCE&G                                               -            50
Long-Term Debt, net                                    1,774         1,534
--------------------------------------------------------------------------------
          Total Capitalization                         3,866         3,665
--------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                212           178
    Current portion of long-term debt                    144           144
    Accounts payable                                      87           124
    Accounts payable - affiliated companies               83            77
    Customer deposits                                     24            22
    Taxes accrued                                        109            93
    Interest accrued                                      37            31
    Dividends declared                                    38            42
    Deferred income taxes, net                             2            12
    Other                                                 25            37
--------------------------------------------------------------------------------
          Total Current Liabilities                      761           760
--------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                           616           610
    Deferred investment tax credits                      107           108
    Reserve for nuclear plant decommissioning              -            87
    Asset retirement obligation - nuclear plant          114             -
    Due to affiliates - pension and
      postretirement benefits                             16            17
    Postretirement benefits                              136           131
    Regulatory liabilities                               124           109
    Other                                                 67            65
--------------------------------------------------------------------------------
          Total Deferred Credits                       1,180         1,127
--------------------------------------------------------------------------------
                Total                                 $5,807        $5,552
================================================================================

                                                                     Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

--------------------------------------------------------------------------------
                                                         June 30,   December 31,
Millions of dollars                                        2003         2002
--------------------------------------------------------------------------------

Assets
Gas Utility Plant                                          $918           $895
Accumulated depreciation                                    (336)         (318)
Acquisition adjustment, net of accumulated amortization      210           210
--------------------------------------------------------------------------------
           Gas Utility Plant, Net                            792           787
--------------------------------------------------------------------------------

Nonutility Property and Investments, Net                      27            28
--------------------------------------------------------------------------------

Current Assets:
     Cash and temporary investments                            4             1
     Restricted cash and temporary investments                 7             7
     Receivables, net of allowance for uncollectible
        accounts of $2 and $2                                 48            98
     Receivables-affiliated companies                         13            14
     Inventories (at average cost):
        Stored gas                                            37            38
        Materials and supplies                                 5            6
     Prepayments                                               1            1
     Deferred income taxes, net                                3            3
--------------------------------------------------------------------------------
           Total Current Assets                              118           168
--------------------------------------------------------------------------------

Deferred Debits:
     Due from affiliate-pension asset                         14            14
     Regulatory assets                                        32            20
     Other                                                     6             7
--------------------------------------------------------------------------------
            Total Deferred Debits                             52            41
--------------------------------------------------------------------------------
                Total                                       $989        $1,024
================================================================================
================================================================================

Capitalization and Liabilities
Capitalization:
     Common equity                                           503         $487
     Long-term debt, net                                     283          286
--------------------------------------------------------------------------------
            Total Capitalization                             786          773
--------------------------------------------------------------------------------

Current Liabilities:
      Short-term borrowings                                    -           31
     Current portion of long-term debt                         8            8
     Accounts payable                                         28           44
     Accounts payable-affiliated companies                     8            7
     Customer prepayments and deposits                         7           12
     Taxes accrued                                             2            5
     Interest accrued                                          5            6
     Distributions/dividends declared                          5            5
     Other                                                    10           11
--------------------------------------------------------------------------------
            Total Current Liabilities                         73          129
--------------------------------------------------------------------------------

Deferred Credits:
      Deferred income taxes, net                              92           91
      Deferred investment tax credits                          2            2
      Due to affiliate-postretirement benefits                16           16
      Regulatory liabilities                                   9            1
      Other                                                   11           12
--------------------------------------------------------------------------------
            Total Deferred Credits                           130          122
--------------------------------------------------------------------------------
                Total                                       $989       $1,024
================================================================================

                                                                   Exhibit A-4


                     SOUTH CAROLINA GENERATING COMPANY, INC.
                                 BALANCE SHEETS
                         June 30, 2003 and December 31, 2002
                                   (Unaudited)


-------------------------------------------------------------------------------
                                               June 30,       December 31,
Thousands of dollars                             2003             2002
-------------------------------------------------------------------------------
Assets

Utility Plant:
    Plant in Service                            $294,420        $293,849
    Less Accumulated Depreciation                132,199         131,708
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
        Total                                    162,221         162,141
    Construction Work in Progress                 64,866          27,867
-------------------------------------------------------------------------------
        Utility Plant, Net                       227,087         190,008
-------------------------------------------------------------------------------

Current Assets:
    Cash                                           1,324               -
    Receivables from Affiliated Company            8,529           9,045
    Other Accounts Receivable                        272             273
    Inventories:
        Fuel                                      11,870          11,357
        Materials and Supplies                     1,900           1,835
    Prepayments                                      214             576
-------------------------------------------------------------------------------
        Total Current Assets                      24,109          23,086
-------------------------------------------------------------------------------

Deferred Debits                                    7,611            7,636
-------------------------------------------------------------------------------
            Total                               $258,807         $220,730
===============================================================================

Capitalization and Liabilities

    Common Equity:
        Common Stock                             $20,000           $20,000
        Other Paid in Capital                     32,241             1,805
        Retained Earnings                         24,236            22,829
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
           Total Common Equity                    76,477            44,634
    Long-Term Debt, Net                           69,950            69,950
-------------------------------------------------------------------------------
          Total Capitalization                   146,427           114,584
-------------------------------------------------------------------------------

Current Liabilities:
    Current Portion of Long-Term Debt              3,700             3,700
    Accounts Payable                               4,512             7,373
    Due to Affiliate                              48,750            37,444
    Taxes Accrued                                  3,176             4,462
    Interest Accrued                                 583                559
    Dividends Declared                               750            1,200
    Other                                            261               124
-------------------------------------------------------------------------------
          Total Current Liabilities               61,732             54,862
---------------------------------------------------------- ----------------

Deferred Credits:
    Accumulated Deferred Investment Tax Credits    5,600             5,753
    Accumulated Deferred  Income Taxes            41,202            41,532
    Other Deferred Credits                         3,846             3,999
----------------------------------------------------------- --------------------
          Total Deferred Credits                  50,648            51,284
----------------------------------------------------------- --------------------
                Total                           $258,807          $220,730
=========================================================== ====================

                                                                       Exhibit B
                                SCANA Corporation
                                Capital Structure
                                  June 30, 2003
                              (Dollars in Millions)

                                                                      % of Total
                              Actual Capitalization

Common equity                           $     2,258                    38.2%

Preferred stock                         $        115                    1.9%

Debt (long and short-term)              $     3,544                    59.9%

                                       --------------------------------------
Total                                   $     5,917                   100.0%
                                       ======================================


                      South Carolina Electric & Gas Company
                                Capital Structure
                                  June 30, 2003
                              (Dollars in Millions)

                                                                      % of Total
                              Actual Capitalization

Common equity                                   $ 1,977                46.9%

Preferred stock                                     115                 2.7%

Debt (long and short-term)                        2,129                50.4%

                                       --------------------------------------
Total                                           $ 4,221               100.0%
                                       ======================================

           Public Service Company of North Carolina, Incorporated
                                Capital Structure
                                  June 30, 2003
                              (Dollars in Millions)

                                                                      % of Total
                              Actual Capitalization

Common equity                           $        503                   63.3%

Debt (long and short-term)              $        291                   36.7%

                                       --------------------------------------
Total                                   $        794                  100.0%
                                       ======================================




              South Carolina Generating Company, Incorporated
                                Capital Structure
                                  June 30, 2003
                              (Dollars in Millions)

                                                                      % of Total
                              Actual Capitalization

Common equity                           $         76                   38.4%

Debt (long and short-term)              $        122                   61.6%

                                       --------------------------------------
Total                                   $        198                  100.0%
                                       ======================================